August 4, 2017

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance, Office of Healthcare and Insurance

Re:	NuCana BioMed Limited
Draft Registration Statement on Form F-1
Submitted June 26, 2017
CIK No. 0001709626 (the “Draft Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of NuCana BioMed Limited (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 24, 2017 (the “Comment Letter”) from the Division of Corporation Finance, Office of Healthcare and Insurance, to Hugh Griffith, Chief Executive Officer of the Company, relating to the above-referenced Draft Registration Statement. In conjunction with this letter, the Company is submitting an amended draft registration statement on Form F-1 (the “Amended Registration Statement”) to the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement.

We are providing by overnight delivery to your attention five courtesy copies of this letter and copies of the Amended Registration Statement that have been marked to show changes from the Draft Registration Statement.

Overview, page 1

Comment 1: Please define the terms “phosphoramidate,” “metabolite,” “nucleoside analogs” and “nucleotide analog” where they are first used in this section.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 4, 2017

Response 1: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 85 of the Amended Registration Statement to (i) define the term “nucleoside analog” where it is first used and (ii) delete the prior first usages of the terms “phosphoramidate” and “nucleotide analog” such that they now first appear in the existing disclosure contained in the fifth paragraph of the “Summary—Overview” section and the “Business—Overview” section, which disclosure provides an explanation of both terms. With respect to the term “metabolite,” the Company respectfully submits that this term is often used by public biotechnology and pharmaceutical companies whose product candidates or products are related to cell metabolism and, as a result, it believes it is widely understood by investors. Accordingly, the Company has not revised the disclosure in the Amended Registration Statement with respect to the term “metabolite.”

Comment 2: We note your statements that Acelarin has been found in Phase 1 and Phase 1b trials to have achieved a 78%, 94%, and 96% disease control rates for various indications. We also note your risk factor disclosure on page 18 that your “Phase 1 and Phase 1b trials have not been powered to show results with statistical significance.” Accordingly, as these early-stage clinical trials may not be indicative of results obtained in later-stage trials and were not designed to show results with statistical significance, please remove the disclosure of the disease control rates from the Summary.

Response 2: The Company respectfully advises the Staff that a secondary objective of the referenced Phase 1 and Phase 1b clinical trials of Acelarin was to assess disease control rates and that the trials were designed with statistical methodologies appropriate for that objective. The assessment of disease control rates by these two trials is a critical component of any current evaluation of the potential anti-cancer activity of Acelarin, of the decision to pursue development of Acelarin and of the planned development strategy of Acelarin. As a result, the Company believes that disclosure of these disease control rates to potential investors is necessary for investors to have a full understanding of Acelarin, its current stage of development and the risks surrounding its development. Given the foregoing, the Company respectfully submits that it believes it is appropriate to retain the 78%, 94% and 96% disease control rates to be stated in the “Summary—Overview.” In addition, to provide further detail to the reader of the “Summary—Overview” with respect to the relative size of these trials, the Company has added additional disclosure on pages 1 and 85 of the Amended Registration Statement to explain the number of evaluable patients upon which these disease control rates were calculated.

With respect to the risk factor disclosure on page 18 of the Draft Registration Statement regarding the powering for statistical significance of the referenced Phase 1 and Phase 1b trials, given the statistical methodologies involved in the design of these trials and the objective and purpose of these trials, the Company believes that the risks related to these trials are not with respect to their powering but instead with respect to (i) the risk that data from early stage clinical trials may not be seen again in future clinical trials and (ii) the risk that the results of

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 4, 2017

clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for marketing approval. As a result, the Company has revised the risk disclosure on pages 5, 18 and 99 of the Amended Registration Statement to reflect correctly those risks. In particular, the Company believes that the revised risk factor on page 18 of the Amended Registration Statement (titled “Initial success in the completed and ongoing early-stage clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials”) now correctly articulates the risks around such early-stage data. These risks are given additional prominence by their inclusion as the sixth bullet in the “Summary—Risk Factors” section on page 5 of the Amended Registration Statement.

Comment 3: Please revise your pipeline tables on pages 4 and 87 to reflect the actual status of your pipeline candidates as of the latest practicable date. The table suggests that you have completed the Phase 1 trial of Acelarin in combination with carboplatin for the indication of platinum-sensitive ovarian cancer and your current trial is in Phase 2; however, your disclosure on page 3 indicates the Phase 1b trial is still ongoing.

Response 3: In response to the Staff’s comment, the Company has revised the pipeline chart on pages 4 and 88 of the Amended Registration Statement.

Use of Proceeds, page 65

Comment 4: Please expand your disclosure regarding the proceeds to be used for your product candidates to describe how far in the development process you estimate the allocated proceeds from this offering will enable you to reach.

Response 4: In response to the Staff’s comment, the Company has revised page 65 of the Amended Registration Statement to expand its disclosure regarding the use of the net proceeds from the proposed initial public offering.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 4, 2017

Prior to printing the preliminary prospectus for the offering, the Company will file a subsequent amendment to the Registration Statement in which it will provide its estimate of the net proceeds allocated to each intended use of proceeds identified in the Registration Statement.

In addition, the Company has expanded its disclosure in the fourth paragraph on page 65 of the Amended Registration Statement to note that the costs for initiating and completing clinical trials, including the number of patients required for enrollment in the trial, other than ongoing clinical trials, is highly dependent on the clinical efficacy and safety data from its ongoing clinical trials as well as any target disease subpopulations that it may choose for further evaluation, and that if the Company modifies the design of any of these trials, for instance, to increase the number of patients in the trials, the costs may increase and to disclose that the Company will need additional funding to conduct additional clinical trials beyond its currently planned ongoing trials.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Years Ended December 31, 2015 and 2016

Research and Development Expenses, page 76

Comment 5: For each of your research and development programs, please separately disclose the costs incurred during each period presented.

Response 5: In response to the Staff’s comment, the Company has separately disclosed on page 77 of the Amended Registration Statement the costs incurred for each of the Company’s research and development programs during each period presented.

Critical Accounting Policies, Judgements and Estimates

Valuation of Ordinary Shares, p. 81

Comment 6: We may have additional comments on your accounting for equity issuances including stock based compensation and convertible instruments. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 4, 2017

Response 6: The Company acknowledges the Staff’s comment and respectfully advises the Staff that once an estimated offering price has been determined it will provide to the Staff an analysis explaining the reasons for the difference between recent valuations of its common stock leading up to the Company’s proposed initial public offering and the estimated offering price. The Company also understands that the Staff will need a reasonable period of time to review this analysis prior to effectiveness of the Registration Statement.

Business, page 84

Comment 7: Please revise to describe clearly and consistently the regulatory status of your product candidates and product development efforts to date and provide the following information: regulatory applications submitted, if any, to commence clinical trial(s); the current status of such applications and any significant dialogue with the FDA and/or comparable regulatory agencies; and when and where the trials were conducted, who conducted them, their scope and design, their endpoints, and whether these endpoints were met.

Response 7: In response to the Staff’s comment, the Company has revised the disclosure on pages 93, 99, 107, 108 and 109 of the Amended Registration Statement.

Comment 8: Please revise to clarify scientific terms where used in the prospectus, such as “dipyridamole” on page 100 and “pharmacokinetic” and “pharmacodynamic” on page 103.

Response 8: In response to the Staff’s comment, the Company has revised the disclosure on pages 103, 97 and 106, respectively, of the Amended Registration Statement.

Comment 9: We note your disclosure on page 103 and similar disclosure elsewhere that NUC-3373 should have an improved safety profile and improved efficacy as compared to 5-FU. Because approval of the U.S. Food and Drug Administration (“FDA”) and other comparable regulatory agencies is dependent on such agencies making a determination (according to criteria specified in law and agency regulations) that a drug or biologic is safe and effective, it is premature for you to describe or suggest that your product candidates are safe or effective. Accordingly, please revise these statements.

Response 9: In response to the Staff’s comment, the Company has revised the disclosure on pages 106 and 108 of the Amended Registration Statement.

Comment 10: We note your statement on page 107 that “[i]n preclinical experiments, NUC-7738 was over 50 times more potent in killing tumor cells than cordycepin.” Please put this selected information into its full and proper context by providing the specific details and parameters for which this data was drawn.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 4, 2017

Response 10: In response to the Staff’s comment, the Company has revised the disclosure on pages 110 of the Amended Registration Statement.

Intellectual Property, page 109

Comment 11: Please expand your disclosure to identify in which foreign jurisdictions you have issued and pending patent applications.

Response 11: In response to the Staff’s comment, the Company has revised the disclosure on page 113 of the Amended Registration Statement to provide a list of those foreign jurisdictions in which the Company holds issued or pending patent applications that the Company believes represent commercially or strategically important non-U.S. jurisdictions.

Comment 12: Please expand your disclosure regarding the patent in the U.S. relating to the product candidate Acelarin that “is currently under reissue” to explain the significance of the reissue proceeding. Add any risk factor disclosure, if appropriate.

Response 12: In response to the Staff’s comment, the Company has revised the disclosure on page 113 of the Amended Registration Statement and added appropriate risk factor disclosure on page 43 of the Amended Registration Statement.

Consolidated Statements of Operations, page F-3

Comment 13: Please confirm that you have disclosed all material expenditures by nature as required under paragraph 104 of IAS 1, or revise your disclosure to quantify these expenditures.

Response 13: The Company respectfully confirms that all material expenditures by nature have been disclosed in the Amended Registration Statement as required under paragraph 104 of IAS 1. Specifically, the largest component of the Company’s expenses relate to staff costs and the Company has disclosed the detailed components of staff costs including wages and salaries, social security, pension and other benefits and share based payment expense on page F-17 of the Amended Registration Statement. In addition, the Company has disclosed depreciation and amortization by asset class on pages F-20 and F-21 of the Amended Registration Statement. The Company further confirms that it will continue to assess the need in future reporting periods to disclose other future expenditures by nature.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies

Intangible Assets, page F-10

Comment 14: Please disclose your recognition policy for intangible assets, including legal costs relating to obtaining, maintaining, and defending the patents.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 4, 2017

Response 14: In response to the Staff’s comment, the Company has added amended disclosure on page F-10 of the Amended Registration Statement relating to its recognition policy for intangible assets, including legal costs relating to obtaining the patents. The Company respectfully advises the Staff that intangible assets are stated at cost, net of accumulated amortization and accumulated impairment losses, if any. Legal costs incurred in registration of intellectual property rights that reside in any patent office or similar authority are capitalized, while renewal costs on existing intellectual property rights and costs incurred to enforce intellectual property rights in the courts are recognized in the statement of operations when incurred. As such, the patents included in intangible assets include legal costs related to the development of written patent text, submission of patent applications to one or more patent offices or similar authorities (e.g. submission fees), responding to office actions from one or more such authorities, and issuance of the patents. It also includes the costs of opposition proceedings as well as other proceedings conducted through patent offices or similar authorities. Costs in relation to the renewal of granted intellectual property rights is allocated to research and development costs in the statement of operations. At the time of this response, the Company has not been involved in any litigation in connection with its intellectual property rights. If any litigation with respect to its intellectual property rights were to commence, costs incurred in such litigation would be classified as administrative costs in the statement of operations.

Comment 15: Tell us how you determined that a decelerated amortization method such as reverse sum of the years digits appropriately reflects the pattern in which your patent’s future economic benefits are expected to be consumed. Refer to paragraphs 97-98C of IAS 38. Tell us how you concluded you were able to reliably determine the pattern in which you expect consume the future economic benefits for purposes of this guidance. Tell us what you determined to be the predominant limiting factor inherent in your patent intangibles.

Response 15: The Company respectfully advises the Staff that under IAS 38, the method used is selected on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the asset and is applied consistently from period to period, unless there is a change in the expected pattern of consumption of those future economic benefits. Although the Company’s patents have a legal life of 20 years, because the Company is a development-stage company, it has not yet commenced commercial production of the product candidates to which these patents relate. However, the Company believes its product candidates have significant future commercial potential based on results of pre-clinical and clinical studies to date. Therefore, the development stage of the Company’s product candidates, which influences the units of production, and the pattern of consumption are highly correlated. The Company believes that the reverse sum of the digits method most appropriately reflects this expected pattern of consumption of the benefits by matching the patent life from patent approval, when consumption is low, to higher expected unit production when it is closer to patent expiry. The Company considers the predominant limiting factor inherent in its patents to be time. The Company’s patents and related product candidates increasingly lose value as they approach expiry. Accordingly, the Company believes that a reverse sum of digits amortization method reflects the increasing consumption of the economic benefit of the patent as the product

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 4, 2017

candidate approaches expiry, and for the reasons outlined above, believes that a straight-line basis would not best reflect the Company’s pattern of consumption of benefit.

Exhibits

Comment 16: Please tell us what consideration you have given to the filing of the service agreements with your two executive officers and one of your non-executive directors and the engagement agreement with one of your non-executive directors. Please refer to Item 601(b)(10) of Regulation S-K.

Response 16: The Company respectfully advises the Staff that it believes it is not required to file employment or service agreements as exhibits pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, which states that any compensatory plan, contract or arrangement for a foreign private issuer is not required to be filed if (a) the registrant describes the required compensatory information and (b)(i) the public filing of such plan, contract or arrangement is not required in the registrant’s home country and (ii) is not otherwise publicly disclosed by the registrant. The Company respectfully submits that it has provided the required compensatory information under Item 402(a)(1) of Regulation S-K, that the Company’s home country of the United Kingdom does not require the public filing of the employment or service agreements and that these agreements have not otherwise been publicly disclosed.

General

Comment 17: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response 17: In response to the Staff’s comment, the Company is providing the two slide presentations it has used for the “testing the waters” meetings it has conducted to date, which slide presentations constitute the only written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company further informs the Staff that potential investors have not been permitted to retain copies of the slide presentations.

Comment 18: Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response 18: In response to the Staff’s comment, the Company confirms that the graphics, visual or photographic information included in the Amended Registration Statement are the only graphics, visual or photographic information the Company intends to use in its

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 4, 2017

prospectus. The Company acknowledges that the Staff may have comments regarding this material.

*    *    *    *    *

We hope that the above responses and the related revisions reflected in the Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to call me, William C. Hicks, William T. Whelan or Adam Davey of this firm at (617) 542-6000 with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ John T. Rudy

John T. Rudy

cc:    Securities and Exchange Commission

Keira Nakada

Kenneth Vaughn

Jeffrey Gabor

Mary Beth Breslin

NuCana BioMed Limited

Hugh S. Griffith

Donald Munoz

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William C. Hicks

William T. Whelan

Adam Davey

Cooley LLP

Divakar Gupta

Brent B. Siler

Courtney T. Thorne